Filed under Rule 425

under the Securities Act of 1933, as amended

and deemed filed under Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Filing by: Hennessy Capital Investment Corp. VII

Subject Company: Hennessy Capital Investment Corp. VII

SEC File No.: 001-42479

On May 6, 2026, Daniel J. Hennessy, Chief Executive Officer and Chairman of the board of Hennessy Capital Investment Corp. VII, Richard Taylor, Co-Founder, Chief Executive Officer and Chairman of the board of ONE Nuclear LLC, and Coen Weddepohl, Chief Financial Officer of ONE Nuclear Energy LLC participated in a recorded fireside chat hosted by The Benchmark Company, LLC. A transcript of the fireside chat is set forth below.

Peter Nichols

Okay, well, thanks everyone. It's my pleasure to introduce Dan Hennessy, the chairman and founder of Hennessy Capital. I've also got here CEO and founder Richard Taylor of ONE Nuclear Coen Weddepohl, CFO, today we're going to be running a fireside chat hosted by our analyst, Subash Chandra. Subash, why don't I pass it off to you, and we'll start this off. Thank you.

Subash Chandra

Yeah, thanks, Peter, yeah. So welcome everybody. I think, with that, Richard, you know what might make the most sense and con is to run through the presentation. At the conclusion of the presentation, I'll read whatever questions are in the queue and kickstart the Q and A myself. So when you're done, if you want to prompt me at the end of your you know, your presentation, I'll start the Q and A process. Thanks.

Richard Taylor

Okay, well, maybe Dan, you want to kick off the presentation?

Daniel Hennessy

You bet? Let's see who's going to bring that up. Peter, do we know.

Peter Nichols

just heard is having an issue? So if you want to, if you're happy, to begin talking down and we'll get that sorted.

Daniel Hennessy

All right. Well, good afternoon and good morning everyone. We're very pleased to be here with you today to discuss the proposed business combination of Hennessy Capital Investment Corp. VII, or Hennessy VII, and ONE Nuclear Energy. I'm Dan Hennessy, Chairman and CEO of Hennessy Capital VII, and we're joined, as Peter mentioned on the ONE Nuclear side, by Richard Taylor, co-founder, chairman and CEO, and Coen Weddepohl, our Chief Financial Officer, and many thanks to Subash and and the Benchmark team for bringing everyone here together, giving us this opportunity in the way of background, we raised Hennessy Capital VII in late January of 2025 with a stated strategy of identifying compelling industrial technology and energy transition targets, we sourced over 150 potential opportunities. Met with over one dozen companies in the nuclear energy sector leading up to the signed letter of intent with ONE Nuclear in July, we then tasked our advisors at Teneo, a world class consulting organization specializes in the energy transition nuclear power generation, to undertake a comprehensive commercial diligence review, including demand and industry analysis and engagement with all of the unique technology engineering and offtake partners who we believe will enable the company to emerge as a preferred developer for energy, for data centers and hyperscalers across North America. Next, I'd like to review investment highlights and critical differentiators of ONE Nuclear, which we believe result in a significantly de-risked business model ONE Nuclear is executing on its develop own and operate model focused on delivering utility scale natural gas and advanced nuclear power generation solutions here in the US, we believe the addressable market for these solutions is massive and growing. The company has already secured access to three priority development sites and has a growing pipeline of additional locations under consideration their model is further de-risked by early gas generation solutions leveraging access to gas generators through a relationship with Rolls-Royce Solutions America, this will bring near-term power generation online and cash flows ahead of planned nuclear SMR deployments at these same sites. The company has active engagement with multiple leading nuclear SMR technologies to secure access, licensing, readiness and deployment flexibility across multiple reactor designs and ONE Nuclear has established a strategic relationship with a global energy company for offtake and market access, as Richard will discuss shortly. Finally, we are super excited to partner with the ONE Nuclear team who have assembled a world class cohort of advisors with proven capabilities across project finance and a proven EPC and a proven track record of executing and delivering on complex energy projects regarding the transaction. Next slide, we are targeting a closing in Q2 and we're well along in the SEC process, subject to customary and final comments and approvals. Post closing ONE Nuclear will be listed on NASDAQ under the ticker ONEN Thank you again, and it is now my pleasure to introduce Richard Taylor, Chairman and CEO of ONE Nuclear Energy.

Richard Taylor

Well, thanks, Dan. And it's great to be with everybody today, and especially our host, Subash, thanks for the analyst report published last week which picks out the key investment themes that we'll talk about now. So let me, let me tell you about our company and why we're different now. We created ONE Nuclear around four years ago as an energy solutions company, and the problem we're solving for is providing baseload energy for the US economy, and there is a really strong market opportunity we develop, own and operate large scale baseload power generation solutions using both natural gas and advanced nuclear, small modular reactor technologies, and our focus is strongly on delivering fast track gas power behind the meter for near-term power and near-term revenues. And we also deliver advanced nuclear power generation solutions for the long term. So the key differences that add value. We're a developer, owner, operator, with a long-term focus. We're a hybrid gas and batteries for the short term and nuclear for the longer term. We're a multi-technology company. We're a multi-site company, portfolio of great sites with behind the meter delivery. We have great execution capability through our strategic partners, and we're now really excited to becoming a public company through a merger with Hennessy Capital trading on NASDAQ as ONEN. And this will provide funds that go directly to the development of our large scale, gigawatt scale projects. So if we move to the next slide, our strong market opportunity, you know, we're well positioned to meet the explosive AI demand growth, where data center demand for reliable baseload energy projected to double or triple by 2028 access to energy. It's a big problem to solve in the US, the average grid connection times are now more than four years. So increasing demand and the difficulty of accessing the grid are leading us to develop rapid solutions, starting with baseload gas power behind the meter and the nuclear energy sector is experiencing unprecedented growth, driven by lack of investment for decades and a long-term demand for clean, reliable baseload power. So if we move to the next slide now, there is a really strong market opportunity, and our business model has five key differences. First, we have a long-term focus on developing, owning and operating power gen assets, and that enables us to generate real shareholder value over the long term. We can build strong partnerships with local communities and business partners, and we can really align ourselves more closely with customers in the technology. And we generate power and revenues for 60 years so we we don't build and flip this is a long term, long-term mindset. So we, on this chart here, you'll see some of the the relationships we've developed, both in gas with Rolls-Royce, MTU in the SMR technology sector with Rolls-Royce SMR and Westinghouse, Enercon and in the fourth-generation nuclear technology with X-energy and TerraPower. And you'll see the operating capability being developed with QNI for not only for future operations, but for regulatory approvals at our sites, we work in partnership with many people, including Cushman and Wakefield. We have a partnership with a major industry player for collaborating on commercializing electrons, and we have a partnership with future works for program management and EPC capability with Black & Veatch. So if we move to the next slide, you know our this is an overview of our portfolio of building baseload energy for the AI economy. We have a robust pipeline, more than 75 sites under evaluation with one gigawatt of estimated power online by the end of 2029 and a total potential of 15 gigawatts from gas and nuclear. And of our 10 priority sites that you can see on the map, three are in active development in Texas, New Mexico, Washington, and the first gas revenues projected for 2028 with one gigawatt online by the end of 2029 so we're a fully integrated developer. We we develop own and operate and pull together sites, offtake technology, financing, full regulatory approval and operations. And we do this for gas and for nuclear. To move to the next slide, we have a really experienced management team, including Coen and myself, who are on the call and Rob Carilli and Kevin Dowd co-founders, and we have a growing, extended team that's delivered over $50 billion of infrastructure projects. Let's move to the advisory board. Our advisory board has political and regulatory depth. We have nuclear and technical experience and really strong experience in insurance and the financial sector. So let's move to the next slide. I mean a little bit more depth on the on the key differences we've talked about the long-term focus. We have a hybrid energy approach to deliver gas power now and nuclear later. Traditional nuclear developers asked customers to wait for up to a decade for power. Now, our customers can't wait for nuclear solutions, so we brought gas power into the business. We focus on behind the meter delivery to avoid further strain on the grid and delays in connecting. And we're a multi-technology company. We have technology diversity. We have a robust development pipeline and a multi-site strategy, again, for growth and diversity, and we have the strong strategic partnerships that you saw on the previous slide give us great execution capability. So if we move to the next slide, this shows our first three development sites, one, two and three. In East Texas, 1600 acre site targeting a gigawatt of gas by 2029 and two gigawatts of nuclear SMRs by 2034 we have a New Mexico site where the exclusive gas developer for the initial gigawatt with expansion potential to 10 gigawatts. And in Washington, the large industrial site for data centers and industrial loads. And you'll see the locations have been through our pipeline, our funnel, and chosen for scale. They're all over 1000 acres for opportunities to grow and for the robust access to gas infrastructure water and proximity to high growth end users. The next slide shows our fast-track gas strategy, which before that, the strategy gets power on site as soon as possible, using Rolls-Royce gas engines as the first wave of power gen technology to get power on site, generating years earlier than standard turbines and fast-track gas is a really important strategy. It not only provides early electrons for our customers, it provides early revenues which de-risk the business and de-risks the path to nuclear operations. And we can talk more about reciprocating engines, but let's move to the multi-technology nuclear strategy. We are vendor agnostic. We've evaluated technology vendors to match specific sites and specific customers. There's a variety of designs of scales, of sizes and types of nuclear processing. And the flexibility we have ranges from 80 megawatts to you'll see 470 megawatt units there. I mean, we're technology agnostic. Our basic purpose is to deliver baseload energy. We're not delivering a route to market for one specific technology. And if we're tied to one technology, we can't deliver the best projects. So let's move to the next slide, which shows our strategic collaboration agreement with a global integrated energy leader, BP Energy is one of the top five traders of commercial electricity in the US. They have huge access to existing customer base, including data centers and tech players, and they're our natural customers, and we offer a new nuclear energy component to their trading strategy. And this relationship with BP becomes a route to direct access to PPAs that helps us with access to sites, access to gas and developing market strategies. So we see this relationship as a huge strategic advantage for nuclear, and let's move on. We've we've talked about Black & Veatch. They've been around for 110 years. They're supporting us all the way through, from site evaluation and licensing to engineering procurement and construction, and they've got long and deep experience to do that. FutureWorks is a little bit newer. They have huge program management and execution experience, particularly in the data center sector, where they've been helping Tesla's gigafactories in Shanghai, Berlin and Austin to proceed in record time. And we want them to bring that to us. And the next slide shows our development of operating capabilities with Quadrant Nuclear Industries for regulatory approvals and future nuclear operations. The next section we come to our sites and the origination strategy, we can dive a little bit more into that now. We use multiple sources for sites and the screening. We have our in-house screening tool, and that includes the parameters such as size, gas access, water supply, hazard analysis, population density, all the things that are required by the NRC guidelines, and the first three development sites now planned for investment decisions in 2026 and 2027 so I could say a little bit more about each one. The next slide shows the 1600 acre site in Texas we're aiming for behind the meter, gas, power generation. Move to the next slide. By 2028 we should have one gigawatt in place. We're on track for one gigawatt in place by the end of 2029 with first gas in 2028 the site has capacity for up to six gigawatts of gas and nuclear power. It's got fiber and data access and access to gas supply transmission lines next to the site that's in the ERCOT territory in East Texas, the next site in New Mexico, we have an LOI to develop a gigawatt of natural gas generation on 6000 acres with phased expansion to 10 gigawatts, and we lead the energy development, and our partners lead the civil infrastructure. And that's a typical approach for our sites, where we are a pure power development company, and our partners do the data center development, and we work with the data center developer and hyperscalers. So we expect PPAs and final investment decision on this site in 2027 it's very attractive site access to gas and transmission infrastructure, and it has a planned data center campus and industrial development. And the third site is in Washington State, on 7200 acres, large development zone, industrial land capable of supporting up to six gigawatts of SMR capacity. And the next graphic shows the different projects coming together in the development pipeline. So it shows growth to up to 15 gigawatts of cumulative order, but capacity during the next seven years by 2033 so we have a phased rollout of projects and a phased rollout between gas and nuclear. So let me, let me hand over now to our CFO Coen Weddepohl to take us through the illustrative development timeline and unit economics.

Coen Weddepohl

Thanks, Richard, pleasure to meet you all. So this is a an illustrative timeline for a gigawatt gas fired behind the meter project, the site selection is obviously the key, one of the key inputs finding the right site, but the right infrastructure, that's part of our mode, is understanding what is a good site. And once you have a good site, it takes about six to 12 months to to go to from pre-FID, which is the development stage where you start permitting your site surveys and your studies, and start de-risking the project, takes about six to 12 months to get to FID. That stands for final investment decision. That is when the Investment Committee and the management team collectively approve to go ahead with the with the project and start spending more material capital on the project. From there to financial close is another six months. Roughly financial close is the point where the the commercial banks and the credit funds are closing, on the on the financing, on the debt financing of the project. FID, by the way, is also when the PPA is signed. The PPA is the anchor contract. That anchors all our projects. So six months from signing PPA financial close, at that time, the debt will will be around 70 to 80% of the total project. Then it'll take about a year to get to go through the process to get the the engines built. When the date and the power gap is built, it'll take about a year to do the first 200 megawatts, and then another 12 months or so from there to do to get to the full gigawatt. This is a critical part of our de-risking strategy. The capital that we deploy is alongside probably close to 100 different milestones. And each milestone from the site selection all the way through to final construction is a de-risking mechanism. De risking point at which we will incrementally deploy and risk more capital. So the capital at risk is never 100% it's always going to be an incremental phasing in of the deployment, all front to back, roughly three years, three and a half years from finding the site to getting the full gigawatt in in place. Let's go to the next slide talk about what the unit economics look like. As I said, the PPA underpins the economics. The PPA the power purchase agreement, will be with a hyperscaler. It will be with other clients or ports that consume a lot of power, refineries, the oil and gas oil and gas industry, desalination plants and and other large load consumers, but data centers are a large part, at least in the next two, three years, of our client base. So there we sign a PPA with the hyperscaler that is an investment-grade entity and the average price is around $95 that price in the last 18 months alone, PPA prices have shot up more than 35% so there is a huge, huge mismatch and excessive demand for Power and elective supply that we're plugging our power plants into. So $95 underpins that, if you take out the variable O&M, that gets you to about $451 million of annual site profit. That's a 73% margin. Importantly, and this is really critical to understand, we pass through the cost of gas, so our project economics are not exposed to the price of gas that is passed through, and the price of the electrons on the revenue side is locked in with 15 year contracts. So we have an EBITDA margin moving to the right of roughly 59% for a fully operational project. That EBITDA margin is highly stable. There is no commodity price hedging that needs to be undertaken or not in a material way, at least. And that makes these margins very different from the margins of OEMs and other players in the value chain, in the in the power sector, all the way to the right is then the the free cash flow, 50% free cash flow margins, pretty attractive, and a $52 margin per megawatt hour. Let's move to the next slide. So this puts some more numbers on it. How much do we spend and how much do we risk in order to get to to these margins into a fully executed project? Well and on the kind of middle, top left, 20 to $50 million is the is the money that we spend to de-risk the sites to get to FID, to get to the PPA, and the largest part of that is equipment deposits. And these are largely refundable and cancelable. So the money at risk is only a fraction of the $20 to $50 million which is and even that is stage-gated. So it's not all deployed at once. It's only deployed incrementally, in stages, which is a very powerful de-risking mechanism. The total build out of a one gigawatt energy park is about $1.4 billion for the CapEx, that equates to about $1,400 per k per kilowatt, and that's typically what the industry uses as a unit of comparison in terms of the the overnight costs or the installed costs of the project to compare apples to apples. And this is an incredibly attractive cost. We feel very competitive cost, because if you compare that to the alternatives in the market, well, the alternative used to be connect to the grid. The grid is locked up. It's at capacity. It's going to be very hard to find meaningful capacity anywhere in the US in within the next five years, wait times to get new new capacity, or five to seven years, even up to 10 years, in some areas, so data centers looking for power cannot and no longer rely on going to the grid, which is why our solution of building behind the meter, but also the traditional solution, would be To go to utility like NextEra/Constellation and and do a PPA with them. And these utilities, you use very large gas turbines. And as you're probably aware, the market for large frame turbines is also locked up to get an order and Mitsubishi and Siemens, there's at least a four or five year, and even up to seven year wait time to get that in, plus the cost, the unit cost is, is around $3,500 per kW, and that is just a fraction of the total project cost. So like, for like, we can get power to the site within two to three years, by 2028 is our first. Our first project will come online and start producing power, whereas if you have to wait for turbines or grid connection, you wait five, five to seven years, but we deliver that at less than half of the installed cost of using larger turbines, slightly less efficiency, but we backed it up with batteries and and and other technology. So like, for like, we're installing power for probably less than half of the cost of what the industry is currently doing, within two years, power ready to distribute, as opposed to five. So that is, that is our value proposition. Thank you.

Richard Taylor

Thanks Coen. Dan, I don't if you want to go through the transaction over you now, or we should stop for for questions. Maybe Subash, you decide which, which you would like.

Daniel Hennessy

Yeah. We can. Thank you, Richard. We can take, we can take the transaction overview questions offline or directly with Benchmark. But yes, and that would probably be a good time to have turn it over to Subash.

Subash Chandra

Yeah, thank you. So just as a reminder, if you have a question, please raise your hand or put it in the chat. That's probably the best way to get our attention, I'll, sort of, you know, get the ball rolling. I'm just curious on the reciprocating engine market, you know, Rolls Royce, you have a sense of what kind of pipeline they have, and firstly, and you know, to get an order into that, how long that might take, I think, I think you answer that in the timeline you have, but maybe some more color there. And second, I guess, you know, these recips as base load, sort of, what are the pros and cons of them? You know, getting more ambitious with their use case going.

Richard Taylor

Coen do you want to take that one?

Coen Weddepohl

Sure. Well, thanks for that. And I think particularly the second question is, is absolutely a critical one, and it's core to our to our strategy. But first question around Rolls-Royce, with Rolls-Royce, the relationship that we have came through actually a nuclear side, and because nuclear is a priority for Rolls-Royce as a as a corporate they're they're effectively enabling the rollout of nuclear via our coupling of the reciprocating engines that they also manufacture to the nuclear. So there is an incentive for Rolls-Royce to work with ONE Nuclear because we're enabling Rolls-Royce through the deployment of their reciprocating engines to get the powerful nuclear reactors out. So that is key to understanding the nature of the relationship. So that gives us preferential access to the manufacturing slots at Rolls-Royce and the manufacturing capacity is also being increased. So Rolls-Royce is producing in Germany. We're shipping them over to the US. We potentially eligible for export credit financing, which is extremely favorable as part of that and but Rolls-Royce is increasing their manufacturing capacity a lot, starting in 2028 29 delivery dates coming online. And we have a we have a a spot with within that capacity. So Rolls-Royce is our partner, but is not exclusive to us. Neither are is Rolls Royce exclusive to us. So we have a relationship where we will get a heads up if large orders are potentially materializing. That will give us a heads up to react to that, like a right of first offer on the manufacturing capacity, which is critical. So that is on Rolls-Royce as kind of the anchor to the to the technology stack. Now your second question Subash is why reciprocating engines, and that really is a critical one, as I mentioned before, utilities and the and the global energy industry has always used large scale turbines for baseload power, and that no longer works and holds true in a behind the meter configuration, nor does it hold true with data centers as your client. Why the load profile of data centers is radically different from what the world frankly, the power markets have ever experienced. The load or demand for power can drop by up to 80% in a matter of microseconds, and when that happens, the large turbines, as well as the grid, is unable to respond properly. There's also issues with frequency of voltage and what's called harmonics that data centers introduce that the grid cannot properly handle. And certainly the larger turbines cannot handle. So why the reciprocating engines? Rolls Royce. The reciprocating engines are two and a half megawatt in size. So a typical large turbine is anywhere. Large frame is over 100 megawatt, 234, 500 megawatts when data centers want redundancy reliability. You may have heard of the three nines, four nines, five nines, in a three nine reliability scenario, your downtime, maximum downtime is eight and a half hours per year, eight and a half hours out of 8,760 hours for four nines. It's obviously even much less. The grid is not reliable enough to provide that type of reliability. It requires redundancy of equipment. And data centers require, effectively a double and plus two is called a double redundancy for your equipment, for your distribution, your transformers, your switcher, everything needs to be double in case one component fails again, the grid cannot provide that. The grid will curtail data centers from time to time. That is a risk that data centers cannot handle. The redundancy for large turbines will require you, for every 300 megawatt unit to plant another 300 megawatt unit as backup. That is an exceptionally inefficient and economically inefficient way of producing power, but that is what the data centers require. So the smaller units are more modular, are more flexible, have less O&M interference, because you can take a few units offline at the time that are redundant for O&M, whereas the larger the larger units cause much more disruption. The unit cost, as I mentioned, if the reciprocating engines, is less than half if that of the larger turbines, they can be delivered on site within 52 weeks from placing the order, as opposed to five to seven years for the larger turbines, the reciprocating engines enable you to ramp up and down respond to very, very volatile load, far better. They can respond within seconds, whereas the ramp rate on the large turbines is extremely slow, it can take 10 minutes for turbines to properly react. And the wear and tear of the of the load changes that are very frequent throughout the days, throughout the year, that type of load profile turbines have never experienced, and they're not suitable to handle that. So we do see a role for the larger turbines at more the back end of the stack, but the front end of the stack, which is the first phases of our rollout, are reciprocating engines, because we can get them faster, cheaper, they're more reliable. They'll enable us to fulfill the reliability and redundancy requirements far more economically. And then towards the back end, we will have in 2029 and 30 potentially larger turbines that can then be modulated by the reciprocating engines. So then you your power changes are first buffered by batteries, then they're buffered by the reciprocating engines, and then final, last resort is they're buffered by the larger frames. Thanks,

Subash Chandra

yeah. So a sort of question related to that, if you have your first 200 megawatt, you know, roll out. Do you need 400 megawatts of installed capacity? Is that what the data center would require? Or how, you know, how flexible can you be in giving them what they want while minimizing your, you know, your investment?

Coen Weddepohl

Yeah, we're going through a an alignment of expectations from data centers, who, until even last year, we're relying on a very kind of simple power supply model, which is, you go to big utility, you sign a 15 year PPA with them, and you make them responsible for, the power. But the AI load profile, which is a different load profile than what, what data centers historically, typically have exhibited is, is very different. So data centers are overestimating, to a degree, how much redundancy they actually need more than what is required in reality. So that's the alignment I'm talking about. And we play a fundamental role. Where, if you leave it to a data center and let them stipulate what they all the wish list of what they want, and all the backups in place two gas lines instead of one, two of everything, three of everything, and then you put the cost picture in front of and say, Okay, well, that's going to cost you X. They're sticker shock because they realize, well, that doesn't match what we can pay for it and then, but it's also not driven by the reality of what they really need in redundancy. So we've been walking our hyperscale clients, and we spend educational sessions and events with their power teams and engineers to understand the single point of failure risk is not one on one for every single aspect of your power campus and and that already enabled us to lower the the actual requirements a lot, and as I see that continuing, I see data centers becoming more and more comfortable with the reliability profile of the behind the meter solution over time, and that will drive down our cost to implement, but importantly, Subash, we pass that cost on to the data center, whatever over built and protection they want. That's insurance and they have to pay for that, and they will, and they do.

Richard Taylor

Yeah, I think Subash, you summarize it in your report pretty neatly by saying it's a complex puzzle that will pay generously for a solution. And, you know, we are very focused on getting the right solution for each site and for each customer. And it's complex, and we that that's one of the reasons that the margins look good.

Subash Chandra

Yeah, indeed. Do you see any inflation in the reciprocating engines, obviously, gas turbine businesses often to the right. Do you think there's a risk of something like that happening with the recips?

Coen Weddepohl

Absolutely, and it is happening. And that's another thing I don't think the industry is quite prepared for, because the moment that you price in your quote for a PPA, or for the cost of power that you're looking to lock in for 50 years in a PPA, it there's typically the four to six months between first putting the goalposts down. Hyperscaler, dear meta, this is how much it's going to cost you. On that basis, they'll start the process, and by the time that you signed a PPA, inflation will have hit. And it's the inflation that's happening in the equipment industry is far greater than the inflation that we're seeing economy wide, and that's supply and demand that has nothing to do with is little less to do with the cost of the materials. It's more to do with just the demand being higher. So the way that we have, I think, quite creatively worked around that is, we have a what's called a slot reservation agreement with Rolls-Royce, and that stipulates that locks in not only the timeline, critically, because you don't want the timeline to shift in your deliverables to the hyperscaler, you also don't want your cost basis to shift to That reservation agreement locks in cost as well as timeline. Delivery.

Subash Chandra

Got it. All these sites, and you know, 75 you're looking at three. You probably have more than that. Are these all data centers? I mean, is there a is there a market for another type customer that would also pay generously with perhaps less, you know, requirements?

Richard Taylor

Yes, that's a great question, because right now the headlines are all AI data centers, the amount of energy that's needed there, and it's significantly more than we would have estimated four years ago. We're very we believe that the need for data center energy will continue. So we see that being a very strong user of electricity. But it's not the only user. It's still a small percentage of the overall use of energy in the US and we see industrial customers, any that are intensive in the use of energy. It could be desalination plants. Could be conversion, industrial conversion that needs a lot of power. We see industrial sites as being one of our customers. We see coastal areas. We see the areas on the west where, where there is a need for desalination now that is there's all part of our customer base right now, AI and data centers are getting the headlines. But we are diverse, and we are a power company. We have diversity in sites, we have diversity in technology, and we also have diversity in customers and in geography. You know that that really adds optionality to the business, and it makes us more robust.

Coen Weddepohl

And maybe Subash, if I can just add to that, the relationship with BP plays an important role here as well, because the behind the meter solution started off with the oil and gas industry. That's where you see typically 10 to 50 megawatt size behind the meter plants, and that size is increasing, but that industry has decades of experience with behind the meter structures and reliability, etc. And BP has many, many plants that fit that fit those criteria. So that partnership has more value than just on the PPA offtake.

Richard Taylor

I developed one behind the meter solution 35 years ago in the oil and gas sector. Yeah, did they ever get grid connected? They didn't need to for that, but they were grid connected, but they didn't need to for that. That was a use of flare gas.

Subash Chandra

So Richard, you know I think your competitive advantage, you know, competitive strength. So all that stuff will eventually show you know, once we're further down and secure customers and you're, you know, you're on the path to commercialization at this point in time. How would you best describe sort of the moat around one end, you know, the competitive strategy of one end. You describe a bunch of things, but just, you know, very clearly what is common?

Richard Taylor

Yeah, well, I go back to the five points, you know, we integrate these in our business model. I think really important for us is the long-term focus we're designing for our own operations, and we want to be the developer, owner and operator with a long-term focus, and that makes a big difference to the attention and the quality of what we do. And the hybrid gas to nuclear is probably the most distinctive. There are a few companies doing gas projects. There are a few companies doing nuclear projects. Our hybrid gas bridge to nuclear, I think is something that that makes our business model much more robust, and along with that, the multi-technology. We can choose the right technology for the right use multi site, we have diversity in the portfolio and being able to deliver behind the meter solutions. So the solutions capability, I think, is really critical. We're not just doing what has been done before. We take the best of what's been done before and we make it work for that particular site. And some of the stuff that we're doing now is pretty unusual, and we have great execution capabilities. So, I think those together are our moat, as you, as you say to performance.

Coen Weddepohl

And just to add Richard to that we are probably the only company in the world, once we're listed, that is a pure play, exposure to behind the meter, gas to power, gas to nuclear solutions. There's no other company in the world that we are aware of that is pure play. You might see some solutions coming out of other companies that have multiple business lines, that might be an OEM that, in addition to manufacturing, provides other services, but we are truly one of the very few pure play behind the meter power companies that investors can invest in.

Subash Chandra

So on that point. How do you build that in so early, before you've chosen a nuclear technology, or, you know, whether it's a type of technology or the Civan technology, etc. How does that influence your initial design for behind the meter? And you know, are the customers asking today for a potential PPA cost with an eventual nuclear solution. Or is that just a separate conversation you'll have, you know, down the road?

Richard Taylor

Yeah, it's a phased conversation. I think if you went to a hyperscaler and said, do you want a nuclear solution? Let's say, if you can deliver it tomorrow, let's have the conversation. So the conversation starts with gas. It starts with what's needed now. And that's the beauty of being able to deliver what they what the customers want, because they do want clean, reliable, long-term energy, and they want nuclear, but they're not quite sure how to get there and deliver what they need in the near term. So the design is particularly what do the customers need? And how do we always go back to customers. We always go back to demand. We always go back to how can we deliver this faster, lower cost, more reliably? And starts with the first electrons. And we look at, how can we deliver those electrons at the fastest time? And Cohen's described the process we've been through to work out what the technology is that does that, and the reciprocating engines do that. We look at the technologies we go through. We look at the stages of development of behind the meter. Initially, at some point, there'll be access to the grid, and we have a strategy for what happens then. Access to the grid may not be immediate. It may be ramped over a number of years, and then each stage has a solution, and we're working the solution for each of those stages.

Subash Chandra

The nuclear companies you show on the slide, they're all SMRs. I'm just curious if you know, if micro reactors are out of the conversation for you,

Richard Taylor

No, they're they're becoming very interesting in the same way that we've looked at starting with turbines and coming to the conclusion that there is greater flexibility and an ability to deliver what the customers need with the recip engines. Now we may well come to the same conclusion with micro reactors that we can do earlier delivery of electrons with a group of smaller, smaller units, and there are coming on the market. So we're, we're definitely studying. We're looking at what they can deliver, and how we can make it fit within what we need to deliver.

Subash Chandra

Yeah, apologize, I overlooked the Q and A that was down there. I didn't see the prompt anyway. First question is, can you talk about which permits and agreements, other than the partnerships that you discussed? Do you have in place today?

Richard Taylor

Yeah, Coen, do you want to give an overview? I mean, I think we have to go to our illustrative example and give an idea of where we are in the process and where the permits come in. So Coen, do you want to talk to the timing of that with in terms of between now and final investment decision?

Coen Weddepohl

Yeah, we are. I think there were two questions I saw from the same individual on around that so the where we are with the PPAs, which is the next big milestone to hit, is we are in PPA, early PPA, conversations with hyperscale tenants. For the first site, that's the one in Texas. We expect to have a term sheet signed within the next couple of months. And then we were looking to have the PPA executed and final investment decision FID around November time. And so that would unlock the first large project. And then we have another, a couple of other projects that are running in parallel to that slightly behind that. So I can't go into the details where we are with those conversations, but there's, there's obviously multiple projects that are running in parallel to to West Texas.

Subash Chandra

Yeah, thanks. Presumably that also answers the second question on status of conversations with potential tenants.

Coen Weddepohl

Yeah, and these, these conversations, and these conversations are happening today. It just takes longer to execute a behind the meter, PPA than it takes a front of the meter an FTM PPA, because this is a physical PPA, you're delivering power physically to the data center. So it's slightly more complex, but the flip side is it's much better margins, higher premiums that you would get otherwise, if you have a front of the meter PPA.

Subash Chandra

So, who, who has the main sort of client, potential customer interface here, because you have these agreements, you know, collaborations per site, some organizations handle some permitting works and site works, etc, you do the power. Then there's a site, I guess, developer, or somebody who's having principal conversations with the potential customer? Coen, do you want to go? Richard?

Richard Taylor

No, no, go ahead.

Coen Weddepohl

The you what we decided to do in order to get power to market fast, and therefore bring cash flows forward fast, is to focus on sites that have already largely been due diligence for this purpose of building power, that can be the current site owner, that can be a real estate group, more likely a data center developer like QTS or Vantage or Cyrus One or any of the these names that have a site. And it can be the hyperscale or the Metas and Oracles and so we talking to all of these groups, and some bring their own site, and that is that is preferred for us, because that means we can move fast. And in other cases, the site owner, the landowner. Instead of paying for the site, we would have an agreement in place where we reward them through royalties in the PPA or a revenue share on the PPA, so sites we do not expect to be paying for the acquisition and or the lease that that sits with our partners.

Subash Chandra

So you have hyperscalers doing or announcing MOUs directly with nuclear companies, right? Mainly SMR companies. Maybe they're non binding to a great extent. But why would they even go to that process when there's a more liquid market here, right? A more fluid market with solution providers like yourself and you know, and just sort of say, okay, you know, we don't need to have a specific nuclear agreement, you know, however non binding it is. Why would they, you know, do that at all? And why not just let the you know, the site developer, pick the most available, best sort of you know, technology that's been filtered

Richard Taylor

Well, I think you're, you're describing our strategy, Subash, we're there to, to help the hyperscalers in that choice. And we give a lot more flexibility to the hyperscaler because we can, we can work with them, a lot of hyperscalers now, they will know all of the technologies they talk to every technology vendor, but they don't have to make that decision. We are now here to provide a solution that will design the sort of the technology fit for exactly what they need. So, I think your question is, is a good one, and probably should be directed to the hyperscalers.

Subash Chandra

No, you're probably right. I mean, there was just a couple of announcements even today, right? Hyperscalers picking a specific nuclear technology so.

Richard Taylor

Yeah.

Subash Chandra

Yeah. It just seems like you know, why bother? Right?

Richard Taylor

There is, there are there are nuclear technology companies that want to be in the owner operator space. Now they're slightly different in that the relationship may make sense, if that provides a complete service, but the majority of nuclear technology companies want to provide nuclear technology. They don't want to own and operate the technology. So, they become vendors and our solutions company, because we're an integrated power developer, we pull all of that together and can provide we put together the financing, the sites, the technology, the approvals and the offtake agreement comes into that package.

Subash Chandra

Yeah, excellent, perfect. Top of the hour. Thank you. Thank you guys and fascinating and really a rapidly developing industry, so you know you're sort of at the front of it, and appreciate all this information.

Richard Taylor

Well, thanks, Subash, thanks to Benchmark. Thanks everybody on the call and we'll talk again. Sounds good.

******

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